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March 19, 2013

Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Food Technology Service, Inc.

Preliminary Proxy Soliciting Material

Dear Sir or Madam:

This firm represents Food Technology Service, Inc. (the “Company”) and on March 18, 2013 we filed on behalf of the Company Preliminary Proxy Soliciting material relating to the Company’s annual meeting of shareholders scheduled to be held on May 17, 2013.

If you have any questions or comments on the material filed, it is respectfully requested that you contact the undersigned.

Very truly yours,

William J. Schifino, Sr.

WJS/smd

WJSchifino@burr.com

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